BD



SECURITIES A... ...ON
W...

03053015

ANNUAL AUDITED RE...
FORM X-17A-5
PART III

RECEIVED
MAR 3 1 2003
SEC PROCESSING SECTION
WASH, D.C. 155

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
~~8-33085~~

8-40190

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PYRAMID FINANCIAL CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20735 STEVENS CREEK BLVD.
(No. and Street)

CUPERTINO	CALIFORNIA	95014
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN DURDEN (925) 447-7660
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLARIDAD & CROWE
(Name — *if individual, state last, first, middle name*)

101 LARKSPUR LANDING CIRCLE, SUITE 311	LARKSPUR	CALIFORNIA	94939
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 28 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN HSU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PYRAMID FINANCIAL CORPORATION, as of DECEMBER 31, 2002, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public


S. S. KELLER
COMM. # 1362285
NOTARY PUBLIC-CALIFORNIA
SANTA CLARA COUNTY
COMM. EXP. JUNE 25, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) ~~A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit~~ Independent auditors' supplemental report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATE OF CALIFORNIA } ss:

COUNTY OF Santa Clara

On January 27, 2003, before me, S.S. Keller, a Notary Public in and for said County and State, personally appeared John Hsu

Personally known to me (or proved to me on the basis of satisfactory evidence) to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Signature

FOR NOTARY SEAL OR STAMP


S. S. KELLER
COMM. # 1362285
NOTARY PUBLIC-CALIFORNIA
SANTA CLARA COUNTY
COMM. EXP. JUNE 25, 2006
MGC1

CONTENTS

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Pyramid Financial Corporation
Cupertino, California

We have audited the statement of financial condition of Pyramid Financial Corporation (a California corporation) as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pyramid Financial Corporation as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13 through 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements. The additional information is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.



CERTIFIED PUBLIC ACCOUNTANTS

February 28, 2003

PYRAMID FINANCIAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

Cash and cash equivalents	$ 15,109
Deposit with clearing broker	167,219
Due from clearing broker	87,879
Advances to officer	197,332
Furniture and equipment, net	413,311
Other assets	790,829
	$ 1,671,679

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$ 33,170
Notes payable	100,000
Capitalized leases payable	119,288
Total liabilities	252,458
Stockholder's equity	
Common stock, $1 par value, 1,000,000 shares authorized, 10,000 shares issued and outstanding	10,000
Additional paid in capital	2,752,203
Deficit	(1,342,982)
Total stockholder's equity	1,419,221
	$ 1,671,679

See notes to financial statements.

PYRAMID FINANCIAL CORPORATION
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2002

REVENUES	
Commissions	$ 732,209
Net realized loss on sale of marketable securities	(37,509)
Net change in unrealized gain on marketable securities	5,834
Loss on sale of other assets	(75,200)
Other income	200,504
Interest and dividend income	225,173
	1,051,011
EXPENSES	
Compensation	269,371
Employee benefits	43,956
Clearing costs	176,619
Occupancy	228,178
Professional fees	44,333
Regulatory fees	18,005
Interest	33,839
Depreciation	149,354
Other operating expenses	334,390
	1,298,045
LOSS BEFORE INCOME TAXES	(247,034)
INCOME TAXES	(800)
NET LOSS	$ (247,834)

See notes to financial statements.

PYRAMID FINANCIAL CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2002

	Common Stock No.	Common Stock Amount	Additional Paid-in Capital	Retained Earnings/ (Deficit)	Total
Balance, December 31, 2001	10,000	$ 10,000	$ 2,752,203	$(1,095,148)	$ 1,667,055
Net loss				(247,834)	(247,834)
Balance, December 31, 2002	10,000	$ 10,000	$2,752,203	$(1,342,982)	$ 1,419,221

See notes to financial statements.

PYRAMID FINANCIAL CORPORATION
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002
Increase (Decrease) in Cash and Cash Equivalents

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (247,834)
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	149,354
Change in assets and liabilities:	
Decrease (increase) in:	
Deposit with clearing broker	45,049
Due from clearing broker	(63,488)
Advances to officer	(197,332)
Investment in marketable securities	146,636
Other assets	111,000
Increase (decrease) in:	
Accounts payable	(43,683)
Due to clearing broker	(95,840)
Total adjustments	51,696
Net cash used by operating activities	(196,138)
CASH FLOWS FROM FINANCING ACTIVITIES	
Principal payments on capitalized equipment leases	(64,285)
Net cash used by financing activities	(64,285)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(260,423)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	275,532
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 15,109
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year for:	
Interest	$ 33,839
Income taxes	800

See notes to financial statements.

PYRAMID FINANCIAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2002

NOTE A – Summary of Significant Accounting Policies

General

Pyramid Financial Corporation (the Company), a California corporation, was incorporated in April, 1988, and registered as a broker-dealer under the Securities and Exchange Act of 1934 in 1989. The Company is a full service broker and dealer in securities.

Accounting

These financial statements are prepared using the accrual method of accounting.

Property and Equipment

Property and equipment purchases greater than $ 500 are recorded at cost. Depreciation is provided on the straight line basis over the estimated useful lives of the assets (five to seven years). Leasehold improvements are amortized over the life of the lease (five years).

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Regulatory Requirements

The Company is exempt from the requirements of Rule 15c3-3 pursuant to the rules for broker-dealers who clear all transactions for customers on a fully disclosed basis with a clearing broker-dealer and who promptly transmit all customer funds and securities to the clearing broker-dealer.

Securities Transactions

Investments in marketable securities are shown at market value. The change in unrealized gains and losses on investments in marketable securities is reflected in the statement of operations. Securities transactions are recorded on the trade date.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

PYRAMID FINANCIAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2002

NOTE A – Summary of Significant Accounting Policies (Continued)

Income Taxes

Commencing in 1995, the Company, with the consent of its shareholders, elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The provision shown is for state income taxes.

Deferred taxes are provided for timing differences between the basis of assets and liabilities for financial statement and state income tax reporting. The differences result primarily from investments (unrealized gains) and depreciation methods.

Advertising

The Company follows the policy of expensing any advertising costs as incurred.

NOTE B – Furniture and Equipment

Furniture and equipment consist of the following:

Furniture and equipment	$ 454,480
Capitalized lease equipment	451,060
Leasehold improvements	191,612
	1,097,152
Less accumulated depreciation and amortization	(683,841)
	$ 413,311

NOTE C – Notes Payable

At December 31, 2002, the Company has the following bank line of credit:

$150,000 line of credit, interest at prime plus 1.75%, (6.37% at December 31, 2002), secured by substantially all of the Company's assets and guaranteed by the Company's sole shareholder and general manager, loan is subject to certain financial covenants as specified in loan agreement, due May, 2003.	$ 100,000

PYRAMID FINANCIAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2002

NOTE D – Capitalized Equipment Leases Payable

Capitalized equipment leases payable at December 31, 2002, consisted of the following:

Capitalized lease to financial institution, payable in monthly installments of $1,441, including interest at 13%, due July, 2004, secured by equipment (carrying value of $33,969)	$ 25,412
Capitalized lease to financial institution, payable in monthly installments of $1,098, including interest at 14%, due August, 2006, secured by equipment (carrying value of $32,732)	38,425
Capitalized lease to financial institution, payable in monthly installments of $2,193, including interest at 9.9%, due April, 2005, secured by equipment (carrying value of $52,102)	55,451
	$ 119,288

Future minimum lease payments under capitalized leases at December 31, 2002, were as follows:

2003	$ 56,789
2004	49,583
2005	19,754
2006	8,782
	134,908
Less amount representing interest	(15,620)
	$ 119,288

PYRAMID FINANCIAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2002

NOTE E – Income Taxes

The provision for income taxes consists of state income taxes payable at December 31, 2002.

The Company's total deferred tax assets, deferred tax liabilities and deferred tax asset valuation allowance at December 31, 2002 were as follows:

Deferred tax assets	$ 54,062
Deferred tax asset valuation allowance	(54,062)
	$ 0

The Company has a net operating loss carryforward of $ 3,543,581 for state purposes, available to offset future taxable income. The net operating loss expires $2,625,292 in 2010, $776,119 in 2011 and $142,169 in 2012. The valuation allowance was decreased $2,020 to $54,062, because the benefit of the deferred tax assets is dependent upon the Company attaining profitable operations.

NOTE F– Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2002, the Company's net capital is $ 77,343, which is $ 27,343, in excess of the minimum amounts required. The Company's ratio of aggregate indebtedness to net capital at December 31, 2002, was 3.26 to 1.0.

The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts required under the rule.

NOTE G – Commitments and Contingencies

Operating Leases

Aggregate annual rentals for office and retail space and an auto under noncancellable operating leases with original terms in excess of one year are as follows:

2003	$ 347,000
2004	32,000
2005	29,000
	$ 408,000

Rent expense for the year ended December 31, 2002 of $ 228,178, is included in occupancy in the statement of operations.

PYRAMID FINANCIAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2002

NOTE G – Commitments and Contingencies (continued)

Concentrations of Credit Risk

The Company invests in marketable securities, the value of which is subject to market conditions at any given time.

The Company's receivables are predominantly from other broker-dealers.

Contingencies

The Company is involved in various claims arising in the normal course of business. Management believes that any financial responsibility that may be incurred in settlement of such claims would not be material to the Company's financial statements.

Deficit

The Company incurred a net loss of $247,834 during the year ended December 31, 2002, and as of that date has an accumulated deficit of $1,342,982. These factors, as well as the uncertain conditions that the Company faces relative to the success of it's operating plans create an uncertainty as to the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon the success of the plan and the continued contributions of paid-in capital by the sole shareholder. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

ADDITIONAL INFORMATION

PYRAMID FINANCIAL CORPORATION
COMPUTATION OF NET CAPITAL
December 31, 2002

Net Capital	
Stockholder's Equity	$ 1,419,221
Deductions and/or Charges	
Non-allowable assets:	
Furniture and equipment, net	(413,311)
Advances to officer	(197,332)
Other assets	(790,829)
Add back 50% of capitalized lease liability	59,644
	(1,341,828)
Net Capital before haircuts on securities positions	77,393
Haircuts on securities	(50)
NET CAPITAL	$ 77,343
Aggregate Indebtedness	
Items included in statement of financial condition	
Accounts payable	$ 33,170
Notes payable	100,000
Capitalized leases payable	119,288
	$ 252,458
Computation of Basic Net Capital Requirements	
Minimum net capital requirement (6-2/3% of Aggregate indebtedness)	$ 50,000
Net capital in excess of minimum requirement	$ 27,343
Ratio of aggregate indebtedness to net capital	3.26 to 1.0

PYRAMID FINANCIAL CORPORATION
RECONCILIATION OF NET CAPITAL
December 31, 2002

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 62,901
Audit adjustments – (Increase) Decrease	
Nonallowable assets	113
Capitalized leases payable	(22,018)
Adjustment to add back for 50% of capitalized leases payable	36,347
Net capital, as computed	$ 77,343
Aggregate indebtedness, as reported in Company's Part II (unaudited) FOCUS report	$ 230,440
Audit adjustments – Increase (decrease)	
Capitalized leases payable	22,018
Aggregate indebtedness, as computed	$ 252,458

These differences result in a ratio of aggregate indebtedness to net capital of 3.26 to 1.0 rather than 3.66 to 1.0 as previously reported.

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

February 28, 2003

Board of Directors
Pyramid Financial Corporation
Cupertino, California

We have audited the financial statements of Pyramid Financial Corporation for the year ended December 31, 2002, and have issued our report thereon dated February 28, 2003. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by U.S. generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary to express an opinion on the financial statements.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Pyramid Financial Corporation, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-5(g)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Since the Company does not maintain customer accounts and does not handle securities, we have not made a study of the practices and procedures (including tests of compliance with such practices and procedures) relevant to the objectives stated in rule 17a-5(g) for (1) making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, (2) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve system, and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Pyramid Financial Corporation, taken as a whole. However, our study and evaluation disclosed the following conditions that we believe result in more than a relatively low risk that errors or irregularities in amounts that would be material in relation to the financial statements of Pyramid Financial Corporation may occur and not be detected within a timely period. These conditions were considered in determining the nature, timing, and extent of the audit tests applied in our audit of the December 31, 2002 financial statements, and this report does not affect our report on those financial statements dated February 28, 2003.

Retention of Paid Invoices

We continue to observe that paid invoices are not marked for approval or expense allocation or filed in a manner that facilitates retrieval when needed. We recommend that invoices be stamped with date paid, check number and account distribution and filed by vendor or alphabetically.

Adequate Documentation and Adjustment for Business and Personal Expenses

During our audit, we again noted that adjustments to record the personal portion of credit card and other purchases were not periodically charged to the officer advance or shareholder distribution accounts. In order to maintain accurate accounting for business expenses, it is imperative that adequate substantiation in the form of expense reports, invoice copies, etc. be maintained and used as the source for monthly postings to the accounting records to properly reflect business expense versus personal advance transactions. In the event of an audit by taxing authorities such as the Internal Revenue Service or Franchise Tax Board, the deductibility of business expenses would be questioned if adequate documentation such as invoices or other support were not available.

We recommend that monthly expense summary reports, including the supporting invoices or other documentation, be prepared and provided to the financial principal in order to generate the proper adjusting entries to the accounting records.

Board of Directors
Pyramid Financial Corporation
February 28, 2003
Page Three

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives and nothing came to our attention that would indicate the Company had not complied with the condition of its exception under Rule15c3-3 during the year ended.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.



CERTIFIED PUBLIC ACCOUNTANTS